

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment Limited
71 Robinson Road #04-03
Singapore 068895

      Re: Melco Resorts & Entertainment Limited
              Form 20-F for the Fiscal Year Ended December 31, 2023
              File No. 001-33178
              Filed March 22, 2024

Dear Geoffrey Stuart Davis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Real Estate & Construction

cc: Lawrence Yau Lung Ho